Portage Biotech Inc.

Consolidated Interim Financial Statements

For the three months ended June 30, 2020

(Unaudited - Prepared by Management)

(US Dollars)

Portage Biotech Inc.

Consolidated Interim Financial Statements

For the Three Months Ended June 30, 2020

NOTICE TO READER OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The consolidated interim financial statements for Portage Biotech Inc. are comprised of the consolidated interim statements of financial position as of June 30, 2020 and March 31, 2020, and of the consolidated interim statement of operations and comprehensive loss,  changes in equity and cash flows for the three-month periods ended June 30, 2020 and 2019, and are the responsibility of the Company's management.

The consolidated interim financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these consolidated interim financial statements in accordance with International Financial Reporting Standards.

"signed"	"signed"
Allan Shaw, CFO	Ian Walters MD, Director

October 15, 2020

Portage Biotech Inc.

Consolidated Interim Statements of Financial Position

(US Dollars)

(Unaudited - see Notice to Reader dated October 15, 2020)

As of,	Note	June 30, 2020	March 31, 2020
			(Audited)
		in 000$	in 000$
Assets
Current assets
Cash and cash equivalents		8,196	3,152
Prepaid expenses and other receivables	4	572	574
Investments in marketable equity securities	5	146	68
		$8,914	$3,794
Long-term assets
Long term portion of other receivable	4	34	34
Investment in associates	6	2,665	1,225
Investment in private companies	8	7,409	7,409
Goodwill	9	43,324	43,324
In process research and development	10	117,388	117,388
Total assets		$179,734	$173,174
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		1,321	1,268
Unsecured notes payable	11	300	300
Advance from related party		1,000	1,000
		$2,621	$2,568
Non-current liabilities
Unsecured notes payable	11	$3,417	$3,361
Deferred tax liability	10	21,604	21,604
		25,021	24,965
Total liabilities		$27,642	$27,533
Shareholders' Equity
Capital stock	12	124,549	117,817
Stock option reserve	13	58	58
Accumulated other comprehensive income		1,037	958
Accumulated deficit		(22,998)	(22,302)
Total equity attributable to owners of the Company		$102,646	$96,531
Non-controlling interest	21	$49,446	$49,110
Total equity		$152,092	$145,641
Total liabilities and equity		$179,734	$173,174
Commitments and Contingent Liabilities (Note 17)

On behalf of the Board              "Steven Mintz"             Director        "Ian Walters"      Director

                                                    (signed)                                                (signed)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Operations and Other Comprehensive Loss

(US Dollars)

(Unaudited - see Notice to Reader dated October 15, 2020)

Three months ended June 30,	Note	2020	2019
		in 000$	in 000$
Expenses
Research and development		747	1,237
General and administrative expenses		226	561
Loss from operations		(973)	(1,798)
Share of gain (loss) in associates accounted for using equity method		440	(43)
Interest expense		(122)	(95)
Net loss		(655)	(1,936)
Other comprehensive income
Net unrealized gain (loss) on investments		78	(15)
Total comprehensive (loss) for period		$(577)	$(1,951)
Net loss attributable to:
Owners of the Company		(696)	(1,442)
Non-controlling interest		41	(494)
		$(655)	$(1,936)
Comprehensive gain (loss) attributable to:
Owners of the Company		(618)	(1,456)
Non-controlling interest		41	(495)
		$(577)	$(1,951)
(Loss) per share (Actual)	15
Basic and diluted		$(0.06)	$(0.13)
Weighted average shares outstanding
Basic and diluted		11,104	10,858

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Changes in Shareholders' Equity

For The Three Months Ended June 30, 2020

(US Dollars)

(Unaudited - see Notice to Reader dated October 15, 2020)

	Number of Shares	Capital Stock	Stock Option Reserve	Accumulated other comprehensive income	Retained earnings (Accumulated Deficit)	Equity Attributable to Owners of Company	Non- controlling Interest	Total Equity
	In '000'	In '000$	In '000$	In '000$	In '000$	In '000$	In '000$	In '000$
Balance, April 1, 2019	1,085,790
after 1: 100 reverse split	10,858	116,237	324	82	(16,969)	99,674	48,883	148,557
Share based compensation	-	-	5	-	-	5	750	755
Unrealized gain on investment in Biohaven	-	-	-	(15)	-	(15)	-	(15)
Net loss for period	-	-	-	-	(1,442)	(1,442)	(494)	(1,936)
Balance, June 30, 2019	10,858	116,237	329	67	(18,411)	98,222	49,139	147,361
Balance, April 1, 2020	10,988	117,817	58	958	(22,302)	96,531	49,110	145,641
Issued under private placement	698	6,980	-	-	-	6,980	-	6,980
Shares issue costs	-	(248)	-	-	-	(248)	-	(248)
Share based compensation	-	-	-	-	-	-	295	295
Unrealized (loss) on investment in Biohaven	-	-	-	79	-	79	-	79
Net loss for period	-	-	-	-	(696)	(696)	41	(655)
Balance, June 30, 2020	11,686	124,549	58	1,037	(22,998)	102,646	49,446	152,092

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Consolidated Interim Statements of Cash Flows

(US Dollars)

(Unaudited - see Notice to Reader dated October 15, 2020)

For the three months ended June 30,	2020	2019
	In 000$	In 000$
Cash flows from operating activities
Net loss for the period	(655)	(1,936)
Adjustments for non-cash items:
Value of shares and options expensed as R & D costs	296	755
Share of (gain) loss in associate	(440)	43
Amortization of debt discount	56	48
Net Changes in Working Capital Components:
Prepaid expenses and other receivable	2	(147)
Accounts payable and accrued liabilities	53	258
	(688)	(979)
Cash flows from investing activities
Investment in associates	(1,000)	-
	(1,000)	-
Cash flows from financing activities
Proceeds from shares issued under private placement	6,980	-
Shares issuance costs	(248)	-
	6,732	-
Increase (decrease) in cash during period	5,044	(979)
Cash at beginning of period	3,152	6,166
Cash at end of period	8,196	5,187

Supplemental disclosure of non-cash investing activity:
For the three months ended June 30,	2020	2019
	In 000$	In 000$
Unrealized gain (loss) on Investment in Biohaven	78	(15)

The accompanying notes are an integral part of these consolidated interim financial statements.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

1. NATURE OF OPERATIONS

Portage Biotech Inc. (the "Company") is incorporated in the British Virgin Islands ("BVI") with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent, Portage Services Ltd., is located at 6 Adelaide Street East, Suite 300, Toronto, Ontario, M5C 1H6, Canada.

The Company is a reporting issuer with the Ontario Securities Commission on the Canadian Stock Exchange under the symbol PBT-U and US Securities and Exchange Commission on the OTC market under the symbol PTGEF.

The Company is engaged in the business of researching and developing pharmaceutical and biotechnology products through to clinical "proof of concept" with an initial focus on unmet clinical needs. Following proof of concept, the Company seeks to sell or license the products to large pharmaceutical companies for further development and commercialization.

On June 5, 2020, the Company effected a 100:1 reverse stock split. All share and per share information included in the consolidated financial statements have been retroactively adjusted to reflect the impact of the reverse stock split.  The shares of ordinary shares authorized remained at an unlimited number of ordinary shares without par value.

The Company's existing subsidiaries are in the pre-clinical stage, and as such no revenue has been generated from their operations.

Liquidity and Capital Resources:

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses are mostly from its conduct of research and development activities.  As of June 30, 2020, the Company had cash of approximately $8.2 million and working capital of approximately $6.3 million.

On June 16, 2020, in a private placement, the Company issued 698,145 ordinary shares for gross proceeds of $6.98 million. The Company incurred costs of $0.248 million in connection with the offering, which were recorded as a reduction of the offering proceeds.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its longer-term business plan. The Company's ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, even if it were successful, future equity issuances would result in dilution to its existing stockholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions.

The Company's current cash will be sufficient to fund operations for at least 12 months from the date of issuance of the financial statements contained herein. However, the Company will need to raise additional funding through strategic relationships, public or private equity or debt financings, grants or other arrangements to develop and seek regulatory approvals for the Company's existing and new product candidates.  If such funding is not available or not available on terms acceptable to the Company, the Company's current development plan and plans for expansion of its general and administrative infrastructure may be modified or even curtailed.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

COVID-19 effect

Beginning in early March 2020, the COVID-19 pandemic and the measures imposed to contain this pandemic have disrupted and are expected to continue to impact the Company's business operations.  The magnitude of the impact of the COVID-19 pandemic on the Company's productivity, results of operations and financial position, and its disruption to the Company's business and clinical programs and timelines, will depend, in part, on the length and severity of these restrictions and on the Company's ability to conduct business in the ordinary course.

2. BASIS OF PRESENTATION

(a) Statement of Compliance and Basis of presentation

These consolidated Interim financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), IAS 34 Interim Financial Reporting and interpretations of the International Financial Reporting Interpretations Committee. These consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2020.

These consolidated interim financial statements have been prepared on a historical cost basis except for items disclosed herein at fair value.  In addition, these consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has only one material operating segment.

These consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on October 15, 2020.

(b) Consolidation

The consolidated financial statements include the accounts of the Company and,

a. Portage Services Ltd., a wholly owned subsidiary, incorporated in Ontario on January 31, 2011.

b. Portage Pharmaceuticals Ltd. ("PPL") a wholly owned subsidiary acquired in a merger on July 23, 2013, incorporated in the British Virgin Islands.

c. EyGen Limited, ("EyGen"), a wholly owned subsidiary of PPL, incorporated on September 20, 2016, in the British Virgin Islands.

d. SalvaRx Limited ("SalvaRx"), a wholly owned subsidiary, incorporated on May 6 2015, in the British Virgin Islands.

e. Portage Glasgow Ltd ("PGL"), a 65% subsidiary of PPL, incorporated in Glasgow, Scotland.

f. iOx Therapeutics Ltd ("iOx"), a United Kingdom based immune-oncology company, a 60.49% subsidiary, incorporated in the United Kingdom on February 10, 2015.

g. Saugatuck, a 70% owned subsidiary, incorporated in the British Virgin Islands.

All inter-company balances and transactions have been eliminated on consolidation.

Non-controlling interest in the equity of a subsidiary is accounted for and reported as a component of stockholders' equity. Non-controlling interests represent the 39.51% shareholder ownership interest in iOx and the 30% shareholder ownership interest in Saugatuck, and the 35% shareholder ownership interest in PGL which are consolidated by the Company.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

2. BASIS OF PRESENTATION - continued

(c) Functional and presentation currency

The Company's functional and presentation currency is US Dollar.

(d) Use of Estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments, research and development costs, fair value used for acquisition and measurement of share-based compensation.  Significant areas where critical judgments are applied include assessment of impairment of investments and goodwill and the determination of the accounting acquirer and acquiree in the business combination accounting.

(e) Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

3. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in Note 3 to the fiscal 2020 audited consolidated financial statements. These policies have been applied consistently to all periods presented in these consolidated interim financial statements

New accounting standards, interpretations and amendments

Standards issued but not yet effective up to the date of issuance of the Company's consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and Its Associate or Joint Venture

The amendment addresses the conflict between IFRS 10 and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments must apply them prospectively. The Company does not believe that the above amendment will have any material impact on its financial statements.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

4. PREPAID EXPENSES AND OTHER RECEIVABLE

	As of June 30, 2020	As of March 31, 2020
	in 000'$	in 000'$
Prepaid expenses	10	14
R & D credits	500	500
Other receivable	62	60
	572	574

In October 2016, the Company's wholly owned subsidiary, PPL agreed to a settlement, from a claim made against a supplier, to receive $120,000 in annual instalments of $11,250.  Through March 31, 2020, the Company had received $75,000.  The Company has classified $11,250 as a current asset within other receivables and $33,750 as a long-term asset as of both June 30, 2020 and March 31, 2020, respectively.

5. INVESTMENT IN MARKETABLE EQUITY SECURITIES

As of June 30,2020 and March 31, 2020, the Company's Investment in Marketable Equity Securities was comprised of 2,000 shares in Biohaven Pharmaceutical Holding Company Limited (Biohaven), a public company listed on NYSE.

The Company currently accounts for its investment in Biohaven as a financial asset classified as Fair Value Through the Statement of Other Comprehensive Income ("FVTOCI").

As of June 30, 2020, the shares were valued at the quoted market price of Biohaven share of $73.11 and the difference between the carrying value and the fair value being unrealized gain of $78,160 is included in the other comprehensive income.

The following table is a rollforward of the investment in Biohaven:

	Three months ended June 30, 2020	Three months ended June 30, 2019
	in 000'$	In 000'$
Balance at Beginning of period	68	103
Unrealized (loss) gain on investment	78	(15)
Balance at end of period	146	88

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

6. INVESTMENT IN ASSOCIATE

Details of the Company's associate as of June 30, 2020 and March 31, 2020, are as follows:

Name	Principal Activity	Place of Incorporation and principal place of business	Voting rights held as of June 30, 2020	Voting rights held as of March 31, 2020
Associate: Stimunity S.A.	Biotechnology	Paris, France	44%	36.4%

The above-mentioned associate is accounted for using the equity method in these consolidated financial statements.

The following table is a roll-forward of the investment Stimunity S.A.

	Three months ended June 30, 2020	Three months ended June 30, 2019
	in 000'$	In 000'$
Balance at Beginning of period	1,225	1,207
Additional investment	1,000	-
Share of gain(losses)	440	(43)
Balance at end of period	2,665	1,164

On June 1, 2020, the Company made an additional $1.0 million investment in Stimunity upon Stimunity's achievement of certain agreed milestones, increasing its equity share in Stimunity to 44%.

Under the shareholders' agreement Portage has (i) a preferential subscription right to maintain its equity interest in Stimunity in the event of a capital increase from the issuance of new securities by Stimunity, except for issuances of new securities for stock options, under a merger plan. or for an acquisition, or (ii) the right to vote against any (a) issuances of additional securities that would call for the Company to waive its preferential subscription right, or (b) any dilutive issuance.

7. INVESTMENT IN PGL

The Company's wholly owned subsidiary, PPL holds 650 ordinary shares of Portage Glasgow Ltd. (PGL), at £0.01 per share for a total consideration of £6.50 ($9.11).  PPL's ownership comprised 65% of the issued ordinary shares in PGL. PPL's Chief Executive Officer ("CEO") is also the chairman of the board of directors of PGL which currently consists of two persons.  PGL is therefore considered a subsidiary and consolidated.

As per the terms of a Convertible Loan Agreement dated January 31, 2018, signed with PGL, PPL has committed to provide PGL with an unsecured convertible loan facility up to £1 million ($1.4 million) with a minimum drawdown of £50,000 ($70,075) and maximum drawdown of £250,000 ($350,375) during any three-month period. Interest will be at 7% accruing monthly and the facility is repayable within nine years from the date of the agreement. The outstanding loan with accrued interest can be converted into ordinary shares of PGL to be priced at between £9,000 per share and £5,000 per share depending on the conversion date being within one year to eight years. However, completion of an eligible fundraising by PGL, being £5 million ($7 million) at a pre-money valuation of minimum £10 million ($14 million), will require the loan to be mandatorily converted as per the terms of conversion described above. As of June 30, 2020 and March 31, 2020, the outstanding balance on the loan facility was $229,858 and $188,733, respectively.  This loan facility is an intercompany loan that is eliminated in consolidation.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

8. INVESTMENT IN PRIVATE COMPANIES

The following is a discussion of our investments in private companies as of June 30, 2020 and March 31, 2020.

Sentien

In August 2015, the Company acquired 210,210 shares of Series A preferred stock in Sentien ("Preferred Stock"), a Medford, MA based private company for $700,000 of cash. The Preferred Stock is fully convertible into an equal number of common shares. The Company's holdings represent 5.06% of the equity of Sentien on a fully diluted basis as of June 30, 2020, and March 31, 2020, respectively. The investment in Sentien has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI.  As of March 31, 2020, the Company determined that cost no longer was the best estimate of fair value due to a significant change in the strategy of Sentien and determined that the investment in Sentien no longer had any fair value as Sentien was no longer pursing the proposed indication from the time of the Company's initial investment.

Intensity

In connection with the SalvaRx Acquisition in the fiscal 2019, the Company acquired a $4.5 million interest in Intensity, a clinical stage biotechnology company, of 1 million shares, which represented a 7.5% equity interest in Intensity.  The investment was recorded at fair value (which approximates cost) at the acquisition date.  The investment in Intensity has been irrevocably designated as a financial asset recorded at fair value with gains and losses recorded through OCI.  The fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors.

On July 11, 2019, the Company entered into an agreement with Fast Forward Innovations Limited ("Fast Forward") to purchase Intensity Holdings Limited ("IHL"), a wholly owned subsidiary of Fast Forward. The Company paid $1.3 million for IHL through the issuance of 129,806 ordinary shares. The sole asset of IHL consists of 288,458 shares of the private company, Intensity. This transaction increased the Company's ownership to 1,288,458 shares of Intensity.  As of June 30, 2020, and March 31, 2020, the Company owned approximately 9.0% of the outstanding shares of Intensity.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

9. GOODWILL

The Company's goodwill arose from the acquisition of Salvarx Limited and its portfolio of several projects and investments.

As of June 30, 2020, the Company determined that it has only one CGU, the consolidated Portage Biotech, Inc.

On an annual basis, the Company assesses its long-lived assets with definite lives which are not yet available for use for potential indicators of impairment. If any such indication exists, the Company estimates the recoverable amount of the asset or CGU and compares it to the carrying value.

The Company performed its annual impairment test in 2020 and estimated the recoverable amount of the above-noted CGU based on its value in use, which was determined using a capitalized cash flow methodology and categorized within level 3 of the fair market value hierarchy.

The recoverable amount of the CGUs has been determined based on their fair values less cost to sell. The recoverable amount of the CGU has been determined based on its value in use. The recoverable amount considered assumptions based on probabilities of technical, regulatory and clinical acceptances and financial support. Further, Management uses risk-adjusted cash flow projections based on financial budgets. Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the carrying amount to exceed its recoverable amount. The discount rate has been determined based on the Company's best estimate of a risk adjusted discount rate.

The key assumptions used in the calculation of the recoverable amount include forecasts of the following:

a) Revenues.

b) normalized operating expenses.

c) income taxes; and

d) capital expenditures.

Discounted cash flows are determined with reference to undiscounted risk adjusted cash flows, and the discount rate approximated 20.5% based on the individual characteristics of the Company's CGU, the risk-free rate of return and other economic and operating factors

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the three months ended June 30, 2020.

As of June 30, 2020, management assessed whether any indications of impairment existed for the Company's CGU and concluded no indicators were present.  Therefore, a test for impairment was not required and no impairment was recorded for the three months ended June 30, 2020.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

10. IN PROCESS RESEARCH AND DEVELOPMENT ("IPRD") AND DEFERRED TAX LIABILITY

IPRD consists of the following projects (in 000s):

Project #	Description	Value as of June 30, 2020	Value as of March 31, 2020
iOx
IMM 60	Melanoma & lung Cancers	$84,213	$84,213
IMM 65	Ovarian/Prostate Cancers	32,997	32,997
		$117,210	$117,210
Oncomer/Saugatuck	DNA Aptamers	178	178
		$117,388	$117,388
Deferred tax liability		$21,604	$21,604

Additionally, at the end of each reporting period, the Company is required to assess whether there is any indication that an asset may be impaired. Pursuant to IAS 36, the Company reviewed its assets for any indicators of impairment and considered underlying fundamentals, execution, de-risking/advancement of assets and the value creation activities during the three months ended June 30, 2020.

As of June 30, 2020, management assessed whether any indications of impairment existed for the Company's IPRD and concluded no indicators were present.  Therefore, a test for impairment was not required and no impairment was recorded for the three months ended June 30, 2020.

Deferred tax (DTL) related to IPRD at iOx which is subject to tax in UK. As of June 30, 2020, there was no change in the amount and status of iOx IPRD and as a result, no changes were considered necessary in the amount of deferred tax.

11. UNSECURED NOTES PAYABLE AND WARRANTS

 Following is a roll-forward of the notes payable and the warrant liability:

	CURRENT	CURRENT	NON-CURRENT
	PPL	iOx	SalvaRX	Total
	In 000'$	In 000'$	In 000'$	In 000'$
Balance, April 1, 2019	193	100	3,370	3,663
Repayment	-	-	(300)	(300)
Amortization of debt discount	7	-	258	265
Loss on extinguishment of debt	-	-	33	33
Balance, March 31, 2020	200	100	3,361	3,661
Amortization of debt discount	-	-	56	56
Balance, June 30, 2020	200	100	3,417	3,717

Warrant liability (in $'000):	PPL	EyGen	Total
	In 000'$	In 000'$	In 000'$
Balance, April 1, 2019	22	2	24
Change in fair value	(22)	(2)	(24)
Balance, March 31, 2020	-	-	-
Change in fair value	-	-	-
Balance June 30, 2020	-	-	-

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

11. UNSECURED NOTES PAYABLE AND WARRANTS - continued

PPL and EyGen Unsecured Notes Payable

The Unsecured Notes bear interest at 7% per annum, payable annually on the corresponding date of issuance. The Unsecured Notes are not redeemable by the Company prior to the maturity date of March 2020. The Unsecured Notes matured in March 2020, but have not been repaid, accordingly the Unsecured Notes are included in current liabilities.

In conjunction with the issuance of the Unsecured Notes, the note holders were also issued a warrant to subscribe for $7,500 new PPL or Eygen ordinary shares for every $10,000 of principal issued, respectively, provided that a certain qualifying event occurs within three years of issuance. The warrants were only exercisable on a qualifying event and the exercise price of the warrant would be based on the price of equity shares determined by the qualifying event and the year in which it took place.  The warrants had a three- year term. The warrants expired during the year ended March 31, 2020, and thus do not have any fair value.

SalvaRx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $3.96 million of principal in unsecured notes due on March 2, 2021 (or earlier upon a qualifying event), that bear interest of 7% (the "SalvaRx Notes"). The fair value of the SalvaRx Notes was determined to be $3.4 million at January 2019. As the SalvaRx Acquisition was a qualifying event, the unsecured notes became due upon the acquisition.  In December 2019, the maturity date of the SalvaRx Notes was extended to June 2021, accordingly the SalvaRx Notes are included in non-current liabilities.

The holders of the SalvaRx Notes received $7,500 of warrants in respect of each $10.0 thousand of principal issued. The warrants vest in the event of a qualifying transaction and are exercisable at a 30% discount to the implied valuation of SalvaRx.  On the Acquisition Date, the fair value of warrants, which are included in non-controlling interest, was determined to be $2.5 million using the Black Scholes Model.

See Note 22, Events after the Balance Sheet Date for a discussion of the settlement of the SalvaRx Notes.

iOx Unsecured Notes Payable and Warrants

In connection with the SalvaRx Acquisition in January 2019, the Company assumed $2.0 million of 7% convertible notes issued by iOx, a wholly owned subsidiary of SalvaRx (the "Convertible Notes"), of which the Company holds $1.9 million.  As a result of the SalvaRx Acquisition, iOx became a subsidiary of the Company during the year ended March 31, 2019.  In accordance with IFRS 3 - Business combinations, the fair value notes payable is effectively settled against the note receivable upon the business combination.  The remaining Convertible Notes issued to third parties, including the conversion option, are recorded at a fair value of $0.1 million.  In each of March 2019 and December 2019, $0.05 million of the Convertible Notes matured.  The holders of the Convertible Notes can convert the notes and accrued interest into ordinary shares of iOx at any time before maturity at £120 per share. There is an automatic conversion in the event iOx raises $2 million, and the conversion price will be determined based on the timing of the capital raise and the price at which the money was raised. iOx has right to repay the Convertible Notes together with accrued interest at any time.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

12.  CAPITAL STOCK

Authorized ordinary shares:  Unlimited number of ordinary shares without par value.

Following is a roll-forward of ordinary shares:

	Three months ended June 30, 2020		saaa
	Ordinary shares	Amount	Ordinary shares	Amount
	in 000'	in '000$	in 000'	in '000$
Balance, beginning of period	10,988	$117,817	10,858	$116,237
Shares issued in a private placement, net of issue costs	698	$6,732	-	-
Expiration of unexercised stock options	-	-	-	282
Shares issued on acquisition of Intensity Holding Limited	-	-	130	1,298
Balance, end of period	11,686	$124,549	10,988	$117,817

Number of ordinary shares are retroactively adjusted to reflect the impact of 100:1 reverse stock split on June 5, 2020.

On June 16, 2020, the Company completed a private placement of 698,145 restricted ordinary shares at a price of US$10 per share. for gross proceeds of $6.98 million to accredited investors. Directors of the Company subscribed for 215,000 shares for $2,150,000. The Company incurred costs of $248,000 in connection with the offering, which were off set against the gross proceeds.

13. STOCK OPTION RESERVE

(a) The following table provides the activity for the Company's stock option reserve:

	Three months ended June 30, 2020		Year ended March 31, 2020
	Non- controlling interest	Stock option Reserve	Non- controlling interest	Stock option Reserve
	000$	000$	000$	000$
Balance, beginning of Period	10,618	58	8,475	324
Expiration of unexercised stock options	-	-	-	(282)
Share-based compensation expense	295	-	2,143	16
Balance, end of period	10,913	58	10,618	58

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

14. STOCK OPTION RESERVE

(b) The movements in number of Options issued were:

	PBI 2013 Option Plan		PPL Option Plan (Subsidiary Plan)		iOx Option Plan (Subsidiary Plan)
	Three months ended June 30, 2020	Year ended March 31, 2020	Three months ended June 30, 2020	Year ended March 31, 2020	Three months ended June 30, 2020	Year ended March 31, 2020
Balance, at beginning of period	2,980	5,959	9,341	57,258	2,599	2,599
Expired	-	(2,979)	-	(47,917)	-	-
Balance, at end of period	2,980	2,980	9,341	9,341	2,599	2,599
Exercisable, end of period	2,980	2,980	9,341	9,341	1,723	1,643

The Board discontinued the 2013 Option Plan in the fiscal 2019.

At the shareholders meeting held on June 25, 2020, the shareholders approved a new 2020 Stock Option Plan under which directors are authorized to issue up to a maximum of 10% of the issued and outstanding ordinary shares as of the date of grant. No Options have yet been issued under this Plan.

There were no other options issued under the PPL and iOx Plans.

(c) Following are the weighted average exercise price and the remaining contractual life for outstanding options by plan:

	PBI 2013 Option Plan		PPL Option Plan (Subsidiary Plan)		iOx Option Plan (Subsidiary Plan)
	As of June 30, 2020	As of March 31, 2020	As of June 30, 2020	As of March 31, 2020	As of June 30, 2020	As of March 31, 2020
Weighted average exercise price	$0.15	$0.15	$2.83	$2.83	$152.74	$152.84
Weighted average remaining contractual life (in years)	1.47	1.72	2.36	2.61	1.24	1.63

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for all options outstanding as of June 30, 2020 and March 31, 2020.

The Company recorded $295,000 of compensation expense related to the stock option plans for the three months ended June 30, 2020 ($755,000 for the three months ended June 30, 2019)

On June 25, at the annual meeting of shareholders, the 2020 Stock Option Plan was approved which authorize the directors to fix the option exercise price and to issue stock options under the plan as they see fit. The Corporation's new incentive stock option plan (the "2020 Stock Option Plan"), is a 10% rolling stock option plan.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

15. EARNINGS (LOSS) PER SHARE

Basic Earnings Per Share ("EPS") is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is calculated by dividing the net income (loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

Three months ended June 30,	2020	2019
Numerator
Net loss attributable to owners of the Company (in 000'$)	(696)	(1,442)
Denominator (in 000')
Weighted average number of shares - Basic and Diluted	11,104	10,858
Basic and diluted (loss) per share (Actual)	$(0.06)	$(0.13)

Inclusion of outstanding options or other common stock equivalents in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

16. COMMITMENTS AND CONTINGENT LIABILITIES

(a) Under the terms of a License Agreement dated January 25, 2013, PPL is required to reimburse to the Licensor, Trojan Technologies Limited ("Trojan"), 50% of all maintenance costs of the US Patent #7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $30 million. As of June 30, 2019, no royalties have been earned and maintenance fees are insignificant, therefore no payments have been made to Trojan.

(b) The Company is committed to invest approximately €1.5 million ($1.9 million) in Stimunity upon Stimunity's achievement of certain agreed milestones. On June 1, 2020, the Company made an additional discretionary investment of €800,000 ($1.0 million) investment towards the commitment (see Note 7).

(c) PPL is committed to provide a loan facility to PGL of up to £1 million ($1.4 million). As of June 30, 2020, PPL advanced £188,733 ($229,858) against the loan facility. (See Note 8).

(d) SalvaRx has an obligation to make further a capital contribution of €0.3 million ($0.3 million) in Nekonal once certain development milestones have been achieved (see (e) below).

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

17. COMMITMENTS AND CONTINGENT LIABILITIES - continued

(e) SalvaRx and Nekonal are currently in disagreement regarding SalvaRx's obligation to make the additional equity contribution described in (d), which is due upon Nekonal's attainment of the defined milestone. In April 2019, SalvaRx asserted that management of Nekonal committed a breach of duties and fraud on its minority shareholder and Nekonal management has accused SalvaRx of breach of contract. To date, no legal proceedings have been formally commenced by either party. Research and development efforts have been suspended pending a resolution of this matter.  The Company cannot predict the outcome of this matter and there is no assurance that a loss will not be incurred.

18. RELATED PARTY TRANSACTIONS

The Board of Directors, Chairman, Chief Executive Officer and Chief Financial Officer are key management personnel. The following subsidiaries and associates are also considered related parties:

1. Nekonal:  One of the three directors on the Board of Directors of Nekonal is represented by Portage. Additionally, the CEO of the Company is also the CEO of Nekonal and employees of the Company comprise the management team of Nekonal under the service agreement for management services.

2. Stimunity:  One of the three directors on the Board of Directors of Stimunity is represented by Portage.

3. iOx:  Two of the five directors on the Board of Directors of iOx is represented by Portage.  Additionally, Portage has an observer on the Board of iOx.  The CEO of the Company is also the CEO of iOx and the management team of the Company comprise the management team of iOx.

4. Saugatuck:  One of the three directors on the Board of Directors of Saugatuck is represented by Portage.  Additionally, the CEO of the Company is also the CEO of Saugatuck and the management team of the Company comprise the management team of Saugatuck.

5. Intensity: One of the four directors on the Board of Directors of Intensity is represented by Portage.  Additionally, the CEO of the Company is an officer and employee of Intensity.

6. PGL:  PPL holds 65% equity in PGL, committed to provide financing and also handles financial and administrative matters of PGL.

The following are significant related party balances and transactions other than those disclosed elsewhere in the consolidated financial statements:

a. Unsecured notes payable includes $200,000 notes issued to directors of the Company by PPL and approximately $3.2 million notes issued to directors by Salvarx Ltd.

b. Interest expense includes $58,938 interest incurred on notes issued to directors.

c. In January 2020, a board member of the Company advanced the Company $1.0 million which was repaid in July 2020.  There was no interest or fees associated with this advance.

Transactions between the parent company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial instruments recognized in the balance sheet consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table summarizes the Company's financial instruments:

	As of June 30, 2020		As of March 31, 2020
	Amortized cost	Fair value to other comprehensive income	Amortized cost	Fair value to other comprehensive income
	in 000'$	in 000'$	in 000'$	in 000'$
Financial assets
Cash and cash equivalent	8,196	-	3,152	-
Prepaid expenses and other receivable	572	-	574	-
Investments	-	10,220	-	8,702
	Amortized cost	FYTPL	Amortized cost	FYTPL
Financial liabilities
Accounts payable and accrued liabilities	1,321	-	1,268	-
Unsecured notes payable	3,717	-	3,661	-

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

Fair value of financial instruments

The Company's financial assets and liabilities are comprised of cash, receivables and investments in equities and private entities, accounts payable, warrant liability and unsecured notes payable.

The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

• Level 1 - Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

• Level 2 - Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

• Level 3 - Values are based on prices or valuation techniques that are not based on observable market data. Investment is classified as level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

The following methods and assumptions were used to estimate their fair values:

Investment in Biohaven: Fair value was based on quoted market price of $73.11 per share as of June 30, 2020 ($34.03 as of March 31, 2020) (Level 1).

The investment in Nekonal and the option in Nekonal has been listed at a $0 fair value.

Investment in Sentien: fair value of the asset is determined by considering strategy changes by Sentien. (Level 3).

Investment in Intensity: fair value of the asset is determined by considering other comparable equity funding transactions by Intensity with unrelated investors. (Level 3)

Unsecured notes payable and warrant liability: The fair value is estimated using a Black Scholes model (Level 3).

There have been no transfers between levels of the fair value hierarchy for the three months ended June 30, 2020 and year ended March 31, 2020.

The Company's financial instruments are exposed to certain financial risks: credit risk and liquidity risk.

Credit risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value as reflected on the statement of financial position.

Cash

Cash is held with major international financial institutions and therefore the risk of loss is minimal.

Other receivable

The Company is exposed to credit risk attributable to its debtor since a significant portion of this amount represents the amount agreed on a settlement of a claim by PPL (Note 4), payable over the next six years. The debtor has so far been diligent in paying the amounts on the due dates and PPL management will be monitoring the account on a regular basis.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company's reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

19. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to meet its operating needs and needs for investing in new projects. The Company believes that it has sufficient funding to finance the committed drug development work, apart from meeting its operational needs for the foreseeable future.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company's future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

20. CAPITAL MANAGEMENT

The Company considers the items included in Equity as capital. The Company had accounts payable and accrued expenses of approximately $1.3 million as of June 30, 2020 (approximately $ 1.3 million as of March 31, 2020) and current assets, primarily in cash, of approximately $8.9 million as of June 30, 2020 (approximately $3.8 million as of March 31, 2020). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

As of June 30, 2020, the shareholders' equity was approximately $103 million (approximately $97 million as of March 31, 2020), $8.2 million ($3.2 million as of March 31, 2020) of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company's approach to capital management during the three months ended June 30, 2020 and year ended March 31, 2020.

Portage Biotech Inc.

Notes to Consolidated Interim Financial Statements

(US Dollars)

June 30, 2020 and 2019

(Unaudited - see Notice to Reader dated October 15, 2020)

21. NON-CONTROLLING INTEREST

	PGL	SalvaRx	iOx	Saugatuck	Total
	000$	000$	000$	000$	000$
Balance as of April 1, 2020	(81)	2,451	46,712	28	49,110
Stock based compensation expense			295		295
Net income attributable to non-controlling interest	-	-	41	-	41
Non-controlling interest at June 30, 2020	(81)	2,451	47,048	28	49,446

	PGL	Salvarx	iOx	Saugatuck	Total
	000$	000$	000$	000$	000$
Balance as of April 1, 2019	(31)	2,451	46,376	87	48,883
Stock based compensation expense			2,143		2,143
Net loss attributable to non-controlling interest	(50)		(1,807)	(59)	(1,916)
Non-controlling interest at March 31, 2020	(81)	2,451	46,712	28	49,110

22. EVENTS AFTER THE BALANCE SHEET DATE

During July 2020, the Company repaid the $1 million advance from a board member of the Company and created a new operating subsidiary, Portage Developmental Services, a 100% owned subsidiary incorporated in Delaware.

During September 2020, the Company settled the SalvaRx Note obligations originally due in June 2021 in an aggregate principal amount of approximately US$3.7 million, plus accrued interest, in exchange for  cash payments totaling $1.8 million and 397,604 of the associated warrants were subsequently exercised for Portage common shares at an exercise price of $6.64 per warrant on October 13 2020 Four of the Company's directors, Gregory Bailey, James Mellon, Steven Mintz (in trust) and Kam Shah received in total, 363,718 of the shares pursuant to this transaction.  Subsequent to the exercise of the warrants, Portage had 12,083,395 and 49,701 issued and outstanding shares and warrants respectively.

The Company expects to record a loss on early extinguishment of debt of approximately $225 in the quarter ended September 30, 2020.